Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

02 November 2017

Vedanta Limited

Consolidated Results for the Second Quarter

ended 30 September 2017

Q2 PAT up 41% y-o-y to Rs 2,036 crore

Debt reduction by Rs 11,466 crore in past 6 months

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Second quarter (“Q2”) ended 30 September 2017.

Financial Highlights

•	Continued strong financial performance

•	Revenues of Rs 21,520 crore up 37% y-o-y

•	Attributable PAT at Rs 2,036 crore, up 41% y-o-y

•	EBITDA of Rs. 5,776 crore, up 24% y-o-y

•	Robust EBITDA margin[1] of 35%

•	Free Cash flow of Rs 3,280 Crore

•	Strong Balance Sheet

•	Gross debt reduced by Rs. 11,466 crore[2] since March 31, 2017

•	Net Debt/EBITDA at 0.6x – among the lowest across Indian and global peers

•	Strong financial position with total cash & liquid investments of Rs 40,206 crore

•	Contribution to the exchequer in H1 FY 2018 c. Rs. 13,000 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

Operational Highlights

•	Copper India: Record quarterly copper cathode production of 106 kt

•	Zinc International: Highest quarterly production of 20kt at Black Mountain in the last 4 years; Gamsberg on track for mid CY18 production

•	Oil & Gas: Commenced 15-well infill drilling campaign at Mangala; first well brought online

•	Zinc India: Record Silver Production, Refined zinc-lead metal production at 230kt, up 27% y-o-y

•	Aluminium: Record quarterly Aluminium production of 401 kt, Exit production run-rate of 1.6mtpa

•	TSPL: Plant availability of 87%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Excluding temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn merger

Mr. Kuldip Kaura, Chief Executive Officer, Vedanta Ltd, said: “PAT for the quarter was up 41% and EBITDA was up 24% compared to last year on the back of solid operational performance in our Zinc and Copper businesses, supported by strong commodity prices. Key contracts on our announced Oil & Gas projects are at advanced stages of being awarded. We expect H2 of this fiscal year to be more robust with the continuing production ramp up and we continue to maintain a strong balance sheet and remain focused on creating long term shareholder value”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

FY 2017		Q2	Q2	% Change	Q1	% Change	H1	H1
Actual		FY 2018	FY 2017		FY 2018		FY 2018	FY 2017
71,721	Net Sales/Income from operations	21,520	15,665	37%	18,203	18%	39,723	30,030
21,437	EBITDA	5,776	4,647	24%	4,965	16%	10,741	8,186
39%	EBITDA Margin[1]	35%	39%	-9%	36%	-2%	36%	36%
5,855	Finance cost	1,384	1,451	-5%	1,592	-13%	2,976	2,844
4,581	Other Income	876	1,375	-36%	1055	-17%	1,931	2,646
20,058	Profit before Depreciation and Taxes	5,161	4,597	12%	4,337	19%	9,498	7,917
6,292	Depreciation & Amortization	1,426	1,557	-8%	1,386	3%	2,812	3,107
13,766	Profit before Exceptional items	3,735	3,040	23%	2,951	27%	6,686	4,810
114	Exceptional Items (Credit)/Expense [2]	(186)	—		—		(186)	—
2,103	Tax	873	527	66%	681	28%	1,554	930
196	Dividend Distribution Tax (DDT)	—	18	—	—			27
34	Tax on Exceptional items	62		—	—		62
11,319	Profit After Taxes	2,986	2,495	20%	2,270	32%	5,256	3,853
11,467	Profit After Taxes before Exceptional items	2,862	2,495	15%	2,270	26%	5,132	3,853
11,663	Profit After Taxes before Exceptional items & DDT[3]	2,862	2,513	14%	2,270	26%	5,132	3,880
4,358	Minority Interest	895	1,071	-16%	745	20%	1,640	1,675
(3)	Share of Profit of Associate	0	0		0
6,958	Attributable PAT after exceptional items	2,091	1,424	47%	1,525	37%	3,616	2,178
7,127	Attributable PAT before exceptional items	2,036	1,424	43%	1,525	34%	3,561	2,178
7,323	Attributable PAT before exceptional items & DDT[3]	2,036	1,442	41%	1,525	34%	3,561	2,205
23.47	Basic Earnings per Share (Rs./share)	5.64	4.80	17%	4.37	29%	10.04	7.35
24.04	Basic EPS before Exceptional Items	5.49	4.80	14%	4.37	26%	9.89	7.35
24.70	Basic EPS before Exceptional Items & DDT[3]	5.49	4.86	13%	4.37	26%	9.89	7.43
67.09	Exchange rate (Rs./$) – Average	64.29	66.93	-4%	64.46	0%	64.37	66.95
64.84	Exchange rate (Rs./$) – Closing	65.36	67.62	-3%	64.74	1%	65.36	66.66

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	In view of clarification issued by Ind AS Transition Facilitation Group, we have revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT on profits of subsidiaries which is to be utilized against the equity dividend declared by the Company, is recognised in statement of changes in equity as against the previous policy of recognizing the same in the statement of profit and loss. The financial results for the previous periods/year have been restated to give effect of the same

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

Revenues

Revenue in Q2 was up 37% y-o-y on account of higher volume at Copper India, Zinc India, Zinc International, ramp up at Aluminium business and higher commodity prices partially offset by currency appreciation, lower volumes at Oil & Gas.

Revenues were 18% up sequentially on account of higher volume at Copper India, Zinc India, restart of TSPL plant in Q2 following the shutdown in Q1, ramp up at Aluminium business and higher commodity prices partially offset by lower volumes at Oil & Gas and Iron ore.

EBITDA and EBITDA Margins

EBITDA for Q2 at Rs 5,776 crore was up 24% on y-o-y basis on account of higher volumes at Zinc India, Zinc International and Copper India; ramp up of volumes at the Aluminium business, and higher commodity prices. This was partially offset by currency appreciation, higher costs due to input commodity inflation and lower volume at Oil & Gas.

On sequential basis, EBITDA was 16% higher on account of higher plant availability at TSPL following shutdown in Q1, higher volume at Copper India, Zinc India and ramp up at Aluminium businesses partially offset by higher costs due to input commodity inflation and lower volume at Oil & Gas and Iron ore.

EBITDA margin1 during the quarter was at 35.3% compared to 35.9% in Q1 FY 18.

Depreciation & Amortization

Depreciation at Rs. 1,426 crore, was lower on y-o-y basis by Rs. 131 crore driven by lower depreciation at Oil & Gas business due to change in method of calculation of Unit of production (UOP) charge to “Proved and Developed Oil and Gas Reserves” (1P) in accordance with the Guidance Note on Accounting for Oil and Gas Producing Activities which was effective April 1, 2017 instead of earlier approach of “Proved and Probable Reserves” (2P). This was partially offset by capitalization at aluminium & business and higher production at Zinc India.

Depreciation was higher by Rs. 40 crore q-o-q due to higher production at Zinc India and further capitalisation at aluminium business..

Finance Cost and Other Income

Finance cost during the quarter was Rs. 1,384 crore, lower by Rs. 67 crore on y-o-y basis on account of lower debt level due to the de-leveraging during H1 FY 2018 and lower interest rates, partially offset by interest cost on temporary borrowing at Zinc India which was repaid towards the end of the quarter, and interest on preference shares issued to the shareholders of Cairn India pursuant to the merger with the Company.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

On sequential basis, finance cost was lower by Rs 208 Crore on account de-leveraging during H1 FY 2018 and repayment of Zinc India temporary borrowing in Q2 FY 18.

Other income was at Rs 876 crore, lower compared to Q2 FY 17 by Rs 499 crore mainly due to lower investment corpus at Zinc India following with special dividend payout of Rs 13,985 crore (including DDT) in March-April 2017 and lower mark to market gain on investments. On q-o-q basis, it was lower on account on lower investment corpus on account of de-leveraging.

Exceptional items

Exceptional item is a credit of Rs 186 crore, primarily relating to reversal of royalty of Rs 291 crore at Zinc India due to write back of excess District Mineral Foundation liability for the period January 12, 2015 to September 16, 2015 pursuant to a judicial pronouncement during the quarter. This was partially offset by Rs 109 crore of exploratory assets write off at Oil & Gas business.

Taxes

Tax expense (before Exceptional items) was at Rs. 873 crore during the quarter, resulting in tax rate of 23%, same as Q1 FY 18. Tax rate during the quarter was higher y-o-y on account of phasing out of investment allowance claims allowed until FY 2017, and lower tax charge in FY 2017 on account of currency appreciation gain resulting in deferred tax movements.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items for the quarter was Rs. 2,036 crore.

EPS for the quarter before exceptional items was at Rs. 5.49 per share. Minority interest was at 29%.

Balance Sheet

Our financial position remains strong with cash and liquid investments of Rs. 40,206 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Very Good” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn fund based committed facilities of Rs 5,300 Crores as on September 30, 2017.

•	As on 30 September 2017, gross debt was at Rs 55,798 crore including temporary Short term borrowings of Rs 593 crore at Zinc India and Preference shares of Rs 3,010 crore issued pursuant to the Cairn merger. Gross Debt reduced by Rs 11,466 crore (excluding repayment of temporary borrowing by Zinc India) since March 2017.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

•	Net debt was at Rs. 15,592 crore on 30 September, lower q-o-q on account of improved operating performance resulting in higher free cash flows.

Corporate

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Vedanta limited ranked 15th globally in the Dow Jones Sustainability Index in the Industry Group - Mining and Metal improving its position from rank 17 last year while Hindustan Zinc Limited ranked 11th overall & 3rd in the environmental dimension

•	Sterlite Copper received the prestigious “Sword of Honour Award 2017” that recognizes organizations that are at the forefront of achieving best in class Safe, Healthy and Sustainable workplace and business practices. Only 57 companies globally, of which 13 are from India were conferred with “Sword of Honour Award 2017”

•	Cairn Oil & Gas was awarded the CSR Best Practices Award for its comprehensive processes followed in governing of CSR activities, at the 7th Asia CSR Best Practices Awards. It also won the Community Project of the Year Award for its Jeevan Amrit Project.

•	Vedanta Iron Ore Business received the National Award for Excellence in Water Management 2017 and the Excellence in Energy Management Award 2017 from the Confederation of Indian Industry. In addition, senior leaders were honored at the Future Women Leader Summit & Awards 2017.

•	Vedanta Limited- Jharsuguda received the Kalinga CSR Award from the Institute of Environment & Quality Management. Vedanta Limited- Lanjigarh bagged the Best Corporate Communications Award at an event organized by the Odisha Bhaskar Group.

•	Sterlite Copper was also honored by ASSOCHAM and the Ministry of Skill Development & Entrepreneurship, winning the Silver Trophy for Best Higher Vocational Institute for Skill Development, for its CSR initiative ‘Tamira Muthukkal’. In addition, Sterlite Copper was recognized as an Excellent Energy Efficient Unit, at the 18th National Energy Management Awards 2017, organized by CII.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Thursday, 2 November 2017, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on November 2, 2017	India – 6:30 PM (IST)	Mumbai main access +91 22 3938 1017 Toll Free number 1 800 120 1221 1 800 200 1221
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 1:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 9:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (2 November 2017 to 9 November 2017)		Mumbai +91 22 3065 2322 Passcode: 68610#

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in
Aarti Raghavan VP – Investor Relations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Unaudited Results for the Second Quarter ended 30 September 2017

Sneha Tulsyan

Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/ Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8